February 28, 2025

Jack E. Stover
Chief Executive Officer
NorthView Acquisition Corp
207 West 25th St., 9th Floor
New York, NY 10001

        Re: NorthView Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed February 27, 2025
            File No. 001-41177
Dear Jack E. Stover:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Ralph V. De Martino, Esq.